Exhibit 23.6

CONSENT OF EXPERT

We hereby consent to the use in the Registration Statement on Form F-1 (Registration No. 333-207621) (as it may be amended from time to time, the “Registration Statement”) of Brookfield Business Partners L.P. of the name McDaniel & Associates Consultants Ltd., to the references to our report of Ember Resources Inc.’s proved reserves and probable reserves and related future net revenue as of December 31, 2014 and the inclusion of our corresponding report letter, dated February 9, 2015 in the Registration Statement. We also consent to all references to us contained in such Registration Statement.

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

/s/ P.A. Welch
P.A. Welch, P. Eng.
President & Managing Director
December 21, 2015